Mail Stop 3561

October 26, 2009

Paul M. Barbas
President and Chief Executive Officer
DPL Inc.
1065 Woodman Drive
Dayton, Ohio 45432

> **Re: DPL Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Form 8-K**
> **Filed February 27, 2009, March 18, 2009 and April 24, 2009, respectively**
> **File No. 001-09052**

Dear Mr. Barbas

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director